PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the six month period ended July 31, 2016

Dated:  September 15, 2016

The selected financial information set out below and certain comments which follow are based on and derived from the unaudited interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the six months ended July 31, 2016 and from the audited financial statements for the year ended January 31, 2016 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km north of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol “BKM” and on the NYSE MKT Equities Exchange under the symbol “PBM” until the voluntary delisting on April 29th.  The Company’s shares are trading on the OTC under the symbol “PBMLF”.

Overall Performance

The Company is required to conduct an Environmental Assessment to determine the potential for adverse environmental, economic, social, heritage and health effects that may occur during the life cycle of the Morrison Copper/Gold Project.  An Environmental Assessment (“EA”) is conducted at the conceptual design level prior to detailed engineering and obtaining the various Licenses and Permits required for the construction, operation, decommissioning and reclamation of a mine.  The Company’s Environmental Assessment Certificate (“EAC”) Application for the proposed Morrison Copper/Gold mine was based on a Feasibility level design, which is a comprehensive technical and economic study.  The Company commenced baseline data collection to support the required Application in 2002.

In October 2002, PBM outlined project plans and development schedule to BC Energy, Mines and Petroleum Resources (“BCEMPR”), BC Environmental Assessment Office (“BCEAO”), BC Ministry of Environment (“MOE”), BC Ministry of Forests (“MOF”), Canadian Environmental Assessment Agency (“CEAA”), Lake Babine Nation (“LBN”) and the Village of Granisle.

On September 30, 2003, PBM entered the Pre-Application stage of EA.  PBM submitted the draft Terms of Reference on October 14, 2005.  The Company attended various meetings and working group sessions and on January 18, 2008, PBM was issued the Section 11 Order identifying the scope, procedures and methods for the Environmental Assessment.  On November 17, 2008, the revised draft Application Terms of Reference was sent out for Public comment.  On May 21, 2009, the approved Terms of Reference was issued.  On September 28th, PBM submitted the EAC application and was notified on October 27th that the Application failed Screening.

Starting in January 2010, PBM conducted drilling to further characterize pit walls, and collected additional water quality samples and measured water flow and in situ properties of streams 5, 7, 8, 10 and Morrison Lake and collected visual estimates of flow in stream 6 and other minor streams.  On May 27th, the Application (Addendum) was re-submitted to BCEAO and accepted for review on June 28th.  On July 22nd, the 70 day public and working group comment period started and lasted until October 24th.

In September and October 2010, field work continued:  sampling ARD cubes and barrels, checking meteorological station & downloading data; Water Quality sampling (Morrison Lake, Booker Lake, streams); Nakinilerak Lake sampling; investigation regarding Harmful Alteration, Disruption or Destruction of fish habitat and Fish Habitat Compensation Plan.

Field work for baseline Water Quality sampling of Nakinilerak and Morrison lakes and project streams continued in 2011.  PBM receives report from LBN on Salmon Spawning.  Scoping of moose & mule deer survey completed.

On March 16, 2011, the Gitxan Chiefs Office and the Gitanyow Hereditary Chiefs’ Office were included in “First Nations”.

In July 2011, PBM submitted the updated information (Review Response Report #2) and the review resumed again and on September 6th, EAO issued the draft Assessment Report for comments.

In September 2011, a field program was conducted to obtain additional baseline fisheries, benthics, zooplankton and phytoplankton, water quality, hydrology, groundwater, and meteorology data from Morrison Lake, Nakinilerak Lake, streams and rivers.  EAO requested a 3rd Party Review on Hydrogeology and Water Quality.  The review concluded that no additional field work was required and that the scope of hydrogeological site characterization work completed to date may exceed baseline data collected for EAC applications of other mining projects in B.C.

Additional meetings and revisions to the application continued including discussion on lining the Tailings Storage Facility with a geo-membrane (PBM committed, if required, to lining the Tailings Storage Facility with an engineered soil barrier and/or geo-membrane to limit seepage to the receiving streams and Morrison lakebed to meet water quality objectives that are protective of salmon spawning habitat and stream aquatic habitat) and the placement of the diffuser in Morrison Lake.

On August 21, 2012, BCEAO completed the Environmental Application Review Stage and their referral documents were submitted to the Ministers for decision.  PBM received the final Certified Project Description and the Table of Conditions that had been submitted to the ministers, and on August 29th, PBM received the (unsigned) Environmental Assessment Certificate #M12-01.

Following the refusal by the Ministry of Environment to issue an EAC for the project on October 1, 2012, the Company challenged that decision in the BC Supreme Court.  The December 9, 2013 decision of the Court stated that the rejection failed to comport with the requirements of procedural fairness and that Pacific Booker should not have been prevented from learning at least the substance of the recommendations and the decision stipulated that Pacific Booker and the interveners would be entitled to be provided with the Executive Director’s recommendations to the Ministers, and would be entitled to provide a written response to the recommendations.

On January 24, 2014, the Company received a letter from the EAO outlining their key concerns.  In March, Klohn Crippen Berger’s letter that accompanied the technical response stated “the document continues to support our opinion that the Project will not have a risk of significant adverse environmental effects and addresses the main items of concern identified by the EAO Decision Response Document.  KCB’s report states their belief that the design is protective of the environment and presented clarification of the rationale and the potential for environmental effects.  Further supporting that assessment, three Technical Expert Opinions were included for lake modeling of water quality predictions, aquatic effects and geomembrane liners.  BCEAO allowed to April 25th for the members of the Working Group to submit their responses to that report.  On April 29th, PBM was advised that the second phase of the reconsideration process was complete and was given until May 23rd to reply.  PBM submitted a report, prepared by KCB, in response to the new items raised by the Working Group.  On July 4th, the EAC application was referred to the Minister of Environment and the Minister of Energy and Mines for reconsideration, stating a 45 day (subject to any extensions) timeline for a decision by the Ministers would apply.  On August 18th, the Minister of Environment suspended the environmental assessment pending the outcome of the Independent Expert Engineering Investigation and Review Panel of the tailings dam breach at the Mt. Polley mine.

The Independent Review Panel Report on the investigation into the cause of the failure of the tailings storage facility (“TSF”) at the Mount Polley Mine was released on January 30, 2015.

On February 20th, PBM received a letter from Doug Caul, Associate Deputy Minister, BCEAO providing PBM an opportunity to comment on the Mount Polley Investigation and Report in relation to the Morrison project, focusing on the potential implications of the recommendations of the Report to Morrison and effects relating to its proposed tailings management facility.  On March 20th, PBM submitted a report, prepared by KCB, in response to the Recommendations in regards to the TSF Failure at the Mount Polley Mine.  The report continues to support their opinion that the Morrison project has been designed using Best Available Practices and can be safely constructed, operated, and closed to protect the environment.  On April 17th, the responses from the Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs to the March 2015 report from KCB were posted on the BC Government’s e-PIC site.  On May 8th, the Company submitted a response in response to the Aboriginal groups’ comments on both the Mount Polley Independent Technical Review Board Panel Report Recommendations and the Company’s response to the Report, including a letter, prepared by Harvey McLeod of Klohn Crippen Berger Ltd., that addresses the points raised in the April 2015 letters from the First Nations.  On June 10th, the Company announced that the Minister of Environment had lifted the suspension.  The time period remaining for the environmental assessment of the Morrison Project was 30 days, ending on July 9, 2015.  On July 8th, PBM announced that the Minister of Environment and the Minister of Energy and Mines made a decision under Section 17(3)(c) of the Environmental Assessment Act, ordering that the Morrison Project undergo further assessment.  The scope of the further assessment includes many components which were required to be completed in support of the Mines Act/Environmental Management Act permits and was planned to be completed prior to applying for permits after receiving the Environmental Assessment Certificate.

In July and August 2015, the Company consulted with legal and technical advisors for suggestions on the best method to address the issues raised in the communication received from the Ministers.  Raymond Mah will also be assisting on the Morrison Project.  He is an independent consultant currently providing expertise and assistance to companies with mining, resources, and infrastructure developments.  He has over 30 years of experience in the mining industry with an extensive background in mine developments taking projects from evaluations through design, construction and into operations.

On December 23, 2015, the Company submitted a document in response to the July 2015 decision by the Minister of Environment and Minister of Energy and Mines that the Morrison Project undergo further assessment.  The document has been acknowledged as received by Kevin Jardine, Associate Deputy Minister, Environmental Assessment Office.

PBM believes that it has accommodated all of the concerns of the Ministry of Energy & Mines, Ministry of the Environment and First Nations and proposes a project that uses unprecedented measures to be protective of the environment.  PBM has committed to constructing and operating the Morrison mine in compliance with industry best practices, using proven technology and in full compliance with all permit requirements.

On Tuesday, February 16th, 3 Pacific Booker Minerals directors and Robin Junger, of McMillan LLP, attended a meeting in Prince George at the request of the Lake Babine Nation.  Dominique Nouvet of Woodward and Company initiated the meeting arrangements on behalf of the LBN and was in attendance.  The Chief and Councillors spoke from prepared notes and the meeting had a scripted appearance.  Our directors were advised that the LBN’s Chief and Council would not support the Morrison project.

An announcement had been prepared and released to a newspaper by the LBN in advance of the meeting.  On the same day as the meeting, the announcement was posted on the LBN website stating “BC rejected this Mine for good reason in 2012”.  Contrary to that statement is the judgement from BCEAO of no significant adverse effects.  PBM has hired professional technical firms who qualifications have been certified and who have stated that this mine can be constructed, operated and decommissioned in an environmentally responsible manner.  That decision by the Ministers has been challenged and rescinded by the BC Supreme Court.  The statement from the Ministers quoted in the news release shows part of the issue with the October 2012 decision.  It notes the “unacceptable environmental risks that would be created by building a mine directly beside Morrison Lake, at the headwaters of the Skeena River”.  Morrison Lake is not located at the headwaters of the Skeena River.  It is located in the Skeena River Watershed, downstream of the headwaters.    The release also comments on “discharge treated mine effluent into the Lake”. The material to be discharged into the lake is treated water.  This release also states that the court case was won because the EAO had recommended that the Ministers reject it without informing PBM of this negative recommendation. On the contrary, the decision was reversed because PBM was not given the chance to challenge the negative assumptions that were used to support the decision.  Until early September 2012, PBM was assured by the EAO reviewers that the information was sufficient and that the decision should be a positive one.

PBM has also become aware of communications between the deciding Ministers and interested parties during the decision phase of the original review.  These communications were not provided to PBM and may have contained items that were not factual, but were accepted as fact.

During the quarter under discussion, the Company restarted the water monitoring on the Morrison waterways.  This work was always planned for after the certificate was granted, but it was decided that it would be started immediately and will be on-going.

The Company, through its counsel at Hunter Litigation Chambers, has filed two separate requests to the Environmental Assessment Office, the Ministry of Environment, the Ministry of Energy and Mines and the Ministry of Forests, Lands and Natural Resource Operations to access records under the Freedom of Information and Protection of Privacy Act.  The requests are to obtain further information relating to the July 2015 decision of the Ministers that the Morrison Project undergo further assessment pursuant to section 17(3)(c)(iii) of the Environmental Assessment Act and to obtain the professional qualifications of three reviewers involved in assessing the Environmental Assessment Certificate application.  These requests were submitted in September 2015 and January 2016.  To date, the Company has received some information under the FOIPPA and is reviewing that material.

During the quarter ended July 31, 2016, the Company did not issue any common shares on exercise of options or warrants.  On May 5, the Company announced a private placement for 500,000 shares at a price of $1.00 per share with a warrant to purchase one-half of one share, exercisable at a price of $1.50 per share for two years.  On June 27, the Company completed the private placement with 581,000 units placed.  On July 18th, PBM cancelled all outstanding options and granted 2,425,000 options at an exercise price of $1.00 with a five year term.

Outlook for 2016/17

PBM believes that the scope of the further assessment should be completed in support of the Mines Act/Environmental Management Act permits and would be completed prior to applying for the permits after receiving the Environmental Assessment Certificate.

Pacific Booker Minerals has always intended for the Morrison Mine, which is located in an historical mining area, to be operated in a way that will not impact in a negative manner on the surrounding communities.  PBM preferred to hire local workers and use local suppliers during the time of the exploration of the Morrison property and intended to continue that practice during the construction and operation of the mine.

PBM looks forward to working with the BC Government and First Nations to bring the mine into production, providing employment and training opportunities for residents of north-western BC while successfully implementing the mitigation measures that the Company has committed to.

Subject to receiving all required permits and authorizations, mine construction will proceed with the following activities:

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Prepare applications for permits and other authorizations and licenses;

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Finalize our contracting strategy for Pre-production;

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Tender Pre-Production Contracts (EPC);

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Proceed with procurement including ordering long lead time items (i.e. HPGR, etc);

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Site Engineering Survey; and

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Detailed Engineering and Design

The Company’s current share capital is approx. 16.3 M shares fully diluted including 250,000 common shares to be issued to Xstrata (formerly Noranda, Falconbridge) upon the start of commercial production as part of the purchase agreement with Noranda.

Subsequent to the period end, the Company has not granted or cancelled any options, announced or completed any private placements and has not issued any common shares on exercise of options or warrants.

Results of Operations

A significant expense on the Statement of Comprehensive Loss is the recording of the option based payments and the offsetting contributed surplus in equity.  As this is a non-cash transaction, it has no impact on the working capital of the Company.  This calculation creates a cost of granting options to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The cost is added to our operating expenses with the corresponding increase in the Company’s equity.  The option based payment expense is allocated, in proportion to the number of options granted, to our operating expense accounts for Consulting fees, Directors fees, Investor relations fees and Professional fees.

For the 6 month period ended July 31, 2016 compared with July 31, 2015

The option based payment expense for the fiscal year to date was allocated to the accounts for Consulting fees $510,753 (2015 - $11,563), Directors fees $887,565 (2015 - $30,451), Investor relations fees $575,347 (2015 - $17,880) and Professional fees $105,345 (2015 - $3,251).  These amounts total $2,079,010 for the 2016 period compared to $63,145 for the 2015 period.  If the option based payments amounts were removed from the operating loss, the loss would show as $210,465 for the 2016 fiscal year to date compared to $287,450 for the 2015 fiscal year to date.  The difference between these two fiscal years to date was $76,985, with 2016 lower.  The largest amount difference was in Filing and Transfer Agent fees which were lower by $27,445 in the 2016 fiscal year to date, mostly due to the reduced amount for the NYSE MKT and TSX Venture fees.  The next largest amount difference was in Office and miscellaneous which was lower in the 2016 fiscal year to date by $27,033 due mostly to the costs for the D&O insurance in the 2015 fiscal year to date.  The next largest amount difference was in Investor Relations fees which were lower by $20,000 in the 2016 fiscal year to date reflecting a reduction in fees paid/payable to John Plourde.  The next largest amount difference was in Shareholder information and promotion which was lower by $11,316 in 2016 fiscal year to date reflecting the cost of the Progressive Group in fiscal year 2015 and a reduction in other costs for fiscal year 2016.  The next largest amount difference was in Professional fees, which were higher in the 2016 fiscal year to date by $12,878 due to the cost for legal fees in regards to the FOI requests.  Travel costs were lower in the 2016 fiscal year to date by $5,658 mostly due to the decision not to attend the PDAC.  Foreign exchange loss was higher by $3,246 in the 2016 fiscal year to date.  Directors fees were lower by $1,500 due to one less independent director attending the meetings.  The other expenses were within $550 (plus or minus) of the 2015 fiscal year to date amounts.  Consulting fees in the 2016 fiscal year to date was for V. Eng to attend meetings.  Depreciation ($34 lower), Office Rent ($533 lower due to new rental agreement), Telephone ($107 higher due to call volume) and Finance income ($147 higher) in the 2016 fiscal year to date.

During the 2016 fiscal year to date, the Company incurred $96,790 in exploration & evaluation expenditures on the Morrison property compared to $98,564 in 2015 fiscal year to date.

At the beginning of the fiscal year, the cash held was $175,798 (2015 - $368,546).  Cash used in operations was $215,989 (2015 - $294,977).  Cash received from private placement subscriptions was $nil (2015 - $365,000).  Cash raised from sale of shares was $581,000 (2015 - $nil).  Cash used to fund exploration activities was $112,944 (2015 - $98,719).    The net change in cash for the fiscal year to date was an increase of $252,067 (2015 - $28,696 decrease) leaving the Company holding $427,865 (2015 - $339,850) in cash at the end of the fiscal year to date.

For the 3 month period ended July 31, 2016 compared with July 31, 2015

The option based payment expense for the quarter was allocated to the accounts for Consulting fees $491,292 (2015 - $nil), Directors fees $868,103 (2015 - $nil), Investor relations fees $575,347 (2015 - $nil) and Professional fees $105,345 (2015 - $nil).  These amounts total $2,040,087 for the 2016 period compared to $nil for the 2015 period.  If the option based payments amounts were removed from the operating loss, the loss would show as $110,647 for the 2016 quarter compared to $114,540 for the 2015 quarter.  The difference between these two quarters was $3,893, with 2016 lower.  The largest amount difference was in Filing and Transfer Agent fees which were higher by $21,468 in the 2016 quarter, mostly due to the NYSE MKT reflected in this quarter and the filing fees for the private placement which was completed in the 2016 quarter.  The next largest amount difference was in Investor Relations fees which were lower by $15,000 in the 2016 quarter reflected a reduction in fees paid/payable to John Plourde.  The next largest amount difference was in Office and miscellaneous which was lower in the 2016 quarter by $14,069 due mostly to the costs for the D&O insurance in the 2015 quarter.  The next largest amount difference was in Professional fees, which were higher in the 2016 quarter by $4,657 due to the cost for legal fees in regards to the FOI requests and a US legal opinion letter.  The next largest amount difference was in Foreign exchange gain which was higher by $1,224 in the 2016 quarter.  Travel costs were lower in the 2016 quarter by $1,168 mostly due to the decision not to attend conferences.  Directors fees were higher by $1,000 mostly due to the timing of the Audit Committee meeting.  The other expenses were within $300 (plus or minus) of the 2015 quarter amounts.  Consulting fees in the 2016 quarter was for V. Eng to attend meetings.  Depreciation ($17 lower), Office Rent ($114 lower), Shareholder information and promotion ($293 higher) and Telephone ($56 higher due to call volume) in the 2016 quarter.

During the 2016 quarter, the Company incurred $38,359 in exploration & evaluation expenditures on the Morrison property compared to $38,698 in 2015 quarter.

At the beginning of the quarter, the cash held was $41,076 (2015 - $110,872).  Cash used in operations was $145,510 (2015 - $99,811).  Cash received from private placement subscriptions was $nil (2015 - $365,000).  Cash raised from sale of shares was $581,000 (2015 - $nil).  Cash used to fund exploration activities was $48,701 (2015 - $36,211).    The net change in cash for the quarter was an increase of $386,789 (2015 - $228,978) leaving the Company holding $427,865 (2015 - $339,850) in cash at the end of the quarter.

Liquidity

The Company does not yet have a producing mineral property.  The Company’s only source of funds has been from sale of common shares and some revenue from reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal year 2016, the Company reported a net loss of $683,137 ($0.05 per share) compared to a net loss of $1,713,748 ($0.14 per share) for the year ended January 31, 2015.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker had a lease for the rental premise in which the Company’s head office operates.  It was a standard rental lease which expired in April 2016 and has since been extended until January 31, 2017.  Details on the financial obligations are detailed in our annual financial statements (Note 13).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Xstrata LLP for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our interim and annual financial statements (Note 5).

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

Related Party Transactions

Related party transactions were made for services provided in the course of normal business operations with 3 directors and an officer of the Company.

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to John Plourde, a director of PBM, for shareholder relations and financing duties, in the amount of $18,000 (2015 - $33,000) for the current quarter and in the amount of $46,000 (2015 - $66,000) for the fiscal year to date.

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to Erik Tornquist, a director of PBM, for consulting services related to project management on the Morrison project, in the amount of $12,000 (2015 - $24,000) for the current quarter and in the amount of $32,000 (2015 - $48,000) for the fiscal year to date.

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to Victor Eng, a director of PBM, for consulting services, in the amount of $225 (2015 - $nil) for the current quarter and in the amount of $450 (2015 - $nil) for the fiscal year to date.

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to Ruth Swan, an officer of PBM, for accounting and management services, in the amount of $7,238 (2015 - $7,560) for the current quarter and in the amount of $14,243 (2015 - $15,248) for the fiscal year to date.

There are no ongoing contractual or other commitments resulting from the transactions.  Fees for these services amounted to $37,463 (2015 - $64,560) for the quarter and $92,693 (2015 - $129,248) for the fiscal year to date.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $5,500 (2015 - $4,500) for the current quarter and $7,500 (2015 - $9,000) for the fiscal year to date.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 3 of the annual financial statements.

Forward Looking Statements

This discussion does not include any forward-looking statements of a material nature in respect to the Company’s strategies.  The discussion following the heading “Outlook for 2016/17” does include a statement of future intent.  The discussion following the heading “Off-Balance Sheet Arrangements” discloses future obligations.  The Company will update or revise these forward-looking statements when and/or if there is a change in intent or future obligations.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.

The following table shows the total revenue (Finance income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2014	$ 30,287,558	$ -	$ 1,217	$ 4,205,419	$ 0.34
January 31, 2015	$ 29,718,621	$ -	$ 963	$ 1,713,748	$ 0.14
January 31, 2016	$ 29,788,372	$ -	$ 967	$ 683,137	$ 0.05

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Comprehensive Loss for the company in the current period.

The following table shows the total revenue (Finance income), the loss from our financial statements (cost of operating expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
October 31, 2014	$ 159	$ 331,051	$ 330,892	$ 0.03
January 31, 2015	$ 633	$ 292,616	$ 291,983	$ 0.02
April 30, 2015	$ -	$ 236,055	$ 236,055	$ 0.02
July 31, 2015	$ -	$ 114,540	$ 114,540	$ 0.01
October 31, 2015	$ 345	$ 190,623	$ 190,278	$ 0.01
January 31, 2016	$ 622	$ 142,886	$ 142,264	$ 0.01
April 30, 2016	$ 147	$ 138,888	$ 138,741	$ 0.01
July 31, 2016	$ -	$ 2,150,734	$ 2,150,734	$ 0.17

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the 9 month period ended October 31, 2014	$ 330	$ 1,422,095	$ 1,421,765	$ 0.12
for the year ended January 31, 2015	$ 963	$ 1,714,711	$ 1,713,748	$ 0.14
for the 3 month period ended April 30, 2015	$ -	$ 236,055	$ 236,055	$ 0.02
for the 6 month period ended July 31, 2015	$ -	$ 350,595	$ 350,595	$ 0.03
for the 9 month period ended October 31, 2015	$ 345	$ 541,218	$ 540,873	$ 0.04
for the year ended January 31, 2016	$ 967	$ 684,104	$ 683,137	$ 0.05
for the 3 month period ended April 30, 2016	$ 147	$ 138,888	$ 138,741	$ 0.01
for the 6 month period ended July 31, 2016	$ 147	$ 2,289,622	$ 2,289,475	$ 0.18

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at July 31, 2014	$ 4,832,500	$ 4,832,500
to October 31, 2014	-	-
to January 31, 2015	-	-
As at January 31, 2015	$ 4,832,500	$ 4,832,500
to April 30, 2015	-	-
to July 31, 2015	-	-
to October 31, 2015	-	-
to January 31, 2016	-	-
As at January 31, 2016	$ 4,832,500	$ 4,832,500
to April 30, 2016	-	-
to July 31, 2016	-	-
As at July 31, 2016	$ 4,832,500	$ 4,832,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at July 31, 2014	$ 25,120,409	$ (859,434)	$ 24,260,975
to October 31, 2014	35,400	-	35,400
to January 31, 2015	36,496	-	36,496
As at January 31, 2015	$ 25,192,305	$ (859,434)	$ 24,332,871
to April 30, 2015	59,866	-	59,866
to July 31, 2015	38,698	-	38,698
to October 31, 2015	67,353	-	67,353
to January 31, 2016	86,918	-	86,918
As at January 31, 2016	$ 25,445,140	$ (859,434)	$ 24,585,706
to April 30, 2016	58,431	-	58,431
to July 31, 2016	38,359	-	38,359
As at July 31, 2016	$ 25,541,930	$ (859,434)	$ 24,682,496

Equity

The table following shows the change in capital stock and net operating expenses for each three month period and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Received	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at July 31, 2014	$ 49,902,704	$ -	$ 14,419,198	$ 1,090,873	$ 34,389,014	$ 29,932,888
to October 31, 2014	-	-	219,504	330,892	34,719,906	29,821,500
to January 31, 2015	-	-	135,309	291,983	35,011,889	29,664,826
As at January 31, 2015	$ 49,902,704	$ -	$ 14,774,011	$ 1,713,748	$ 35,011,889	$ 29,664,826
to April 30, 2015	-	-	63,145	236,055	35,247,944	29,491,916
to July 31, 2015	-	365,000	-	114,540	35,262,484	29,742,376
to October 31, 2015	555,600	(365,000)	86,865	190,278	35,552,762	29,829,563
to January 31, 2016	-	-	54,904	142,264	35,695,026	29,742,203
As at January 31, 2016	$ 50,458,304	$ -	$ 14,978,925	$ 683,137	$ 35,695,026	$ 29,742,203
to April 30, 2016	-	-	38,923	138,741	35,833,767	29,642,385
to July 31, 2016	581,000	-	2,040,087	2,150,734	37,984,501	30,112,738
As at July 31, 2016	$ 51,039,304	$ -	$ 17,057,935	$ 2,289,475	$ 37,984,501	$ 30,112,738

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our financial statements.

Subsequent to the period end, the Company has not issued any common shares or cancelled/granted any options, announced or completed any private placements.